Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following letter from the Executive Chairman and Chief Executive Officer of CME was published in The Wall Street Journal on November 29, 2006:

Meyer Frucher’s self-serving letter opposing the proposed merger of the Chicago Mercantile Exchange and the Chicago Board of Trade is replete with inaccuracies and misinformation.

First, contrary to decades of historical precedent, he maintains that futures contracts can only be traded exclusively at a particular exchange. With all due respect, Mr. Frucher is hardly a credible source on this topic when his exchange publicly agreed that it was avoiding competition to the detriment of market users. Not only is this a gross fiction respecting the futures and options industry, he conveniently omits any mention of the September 2000 Consent Decrees and related option exchange agreements with the Department of Justice and the SEC. Under these agreements, U.S. options exchanges (including his own) agreed to cease the practice of dividing markets by agreeing with other exchanges that certain equity options classes be traded exclusively on one exchange. The options exchanges further agreed to invest $77 million in surveillance and enforcement to ensure their compliance with these decrees.

Second, in arguing against the futures industry’s typical structure of exchanges owning clearing and settlement operations, Mr. Frucher argues that one should look for evidence of monopoly power by focusing on “concentrated pricing that harms consumers, builds economic inefficiencies into the system and stifles innovation.” He summarily concludes that this is true for CME and CBOT but conveniently misrepresents or omits all facts that do not support his assertions. For example, he states that CME has raised prices. From 2001 through the third quarter of 2006, CME implemented a number of pricing programs that resulted in a decline in our average rate per contract from $0.71 to $0.64. This is hardly an example of monopolistic pricing. In the case of the Chicago Board of Trade, while they have recently instituted some price increases, Mr. Frucher fails to mention that CBOT’s average rate per contract is now $0.62—compared to $0.65 in the fourth quarter of 2003.

With respect to “building economic inefficiencies into the system,” Mr. Frucher blithely ignores the objective fact that the CME/CBOT Clearing Agreement has and continues to save market users approximately $2 billion in capital and operational costs. Finally, with respect to loss of innovation, from 1999 through 2005, CME introduced 106 new products and the total volume of those new contracts in 2005 alone was 112 million. In contrast, Mr. Frucher’s exchange listed only 22 new products that traded during this time. CME’s new product innovation efforts have little to do with competing with the CBOT and a lot more to do with the fact that we are competing with European and Asian exchanges, new futures markets such as his own and the 5-times larger and fast growing over-the-counter derivatives markets.

Next, Mr. Frucher argues that clearing should be a commoditized, processing-oriented service but fails to address how market users would benefit from this change or how international regulators would ensure a level playing field in a rapidly growing global market where nearly 70% of all transactions are cleared through exchange-owned or controlled clearing houses. Unlike U.S. securities and options exchanges, U.S. futures exchange products are traded on European and Asian exchanges by U.S. customers.

Finally, Mr. Frucher makes a nonsensical argument about why a CME/CBOT merger exacerbates “the issues of bifurcated regulation” at the Federal level between the Commodity Futures Trading Commission and the SEC. But he doesn’t explain how.

It should be obvious to anyone that Mr. Frucher’s real argument is “I win if you lose.” But the reality is that the real winners will be CME and CBOT’s customers who will reap significant benefits and efficiencies from a single globally-distributed electronic trading platform, a single open outcry trading facility and the continued benefits of consolidated clearing.